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                              November 23, 2020

       Nicholas King
       Chief Executive Officer
       VV Markets LLC
       2800 Patterson Ave Ste. 300
       Richmond, VA 23221

                                                        Re: VV Markets LLC
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed November 19,
2020
                                                            File No. 024-11306

       Dear Mr. King:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 29, 2020 letter.

       Amendment No. 1 to Offering Statement on Form 1-A

       Part I

   1. In Item 4 of Part I you indicate that you are offering 1200 units, while your Offering
                                                        Statement indicates
that you are offering 1,000 units. In addition, the price per security you list does not
appear to be the midpoint of the range. You also indicate that the value of the securities being
offered on behalf of the issuer is $0. Please reconcile and revise accordingly.
       Description of Series Asset

   2. Your disclosure states that the assets have been acquired by the Manager and have been sold to the company,
but your disclosure elsewhere says that the company will purchase
 Nicholas King
VV Markets LLC
November 23, 2020
Page 2
         the assets upon completion of the offering. Please clarify who is the current owner of the assets, the date the assets were purchased, the current location of the assets, and file the purchase agreement for the assets as an exhibit. To the extent that the company will purchase the assets from the Manager, please file the related agreement as an exhibit and clarify when the company will purchase the assets. We further note that your disclosure says the Manager purchased the assets for $40,961, but the Series will purchase them for
         $42,000. This profit to the Manager appears to be in addition to the sourcing fee you will pay to the Manager. Please indicate why the Manager is purchasing the the assets first and reselling them at a higher price to the company. Please also reconcile this with your disclosure elsewhere listing four methods for acquiring assets, none of which contemplate the current arrangement.
3. Please disclose the percentage of the Series Interests that will be purchased by the
         Manager in the offering.
Exclusive Jurisdiction

4.     We note your response referring to Section 14.5.5 and 14.5.6 of your
Operating
       Agreement, which state that the forum for non-arbitrable matters shall be the state or federal courts located in the City of Richmond, Virginia. Please tell us whether you intend to limit jurisdiction to a particular state and federal court, as the reference to the
       City of Richmond is unclear. We further note that the disclosure in various parts of your Form 1-A states that under Section 15.08 any dispute in relation to the operating agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of
       Delaware. Please reconcile this discrepancy. To the extent that your exclusive forum provision is limited to courts in Virginia, please address whether there is any uncertainty as to whether a court would enforce such a provision given that you are incorporated in
       Delaware. Please also revise your risk factors to discuss risks relating to your exclusive
FirstName LastNameNicholas King
       forum including, but not limited to, increased costs to bring a claim and that these
Comapany    NameVV
       provisions  can Markets
                       discourageLLCclaims or limit investors    ability to
bring a claim in a judicial
       forum  that they
November 23, 2020 Page 2find favorable.
FirstName LastName
 Nicholas King
FirstName
VV MarketsLastNameNicholas King
            LLC
Comapany 23,
November  NameVV
              2020 Markets LLC
November
Page 3    23, 2020 Page 3
FirstName LastName
Waiver of Right to Trial by Jury

5.       We note your response to our prior comment no. 13. We also note section 14.5.6 of your
         Amended and Restated Series Limited Liability Company Agreement states that "[t]his jury trial waiver does not apply to claims under the federal securities laws." We also note that your Waiver of Right to Trial by Jury disclosure in your offering statement states that your "operating agreement provides that each investor waives the right to a jury trial for any claim they may have against us arising out of, or relating to, the operating agreement and any transaction arising under the operating agreement, which could include claims under federal securities law." Please revise to reconcile these statements.

Market Assessment

6. We note your disclosure in this section. Please tell us whether the manager is planning to use the information in this section to calculate the market value of the series asset, and if so, please tell us how the information in this section relates to current market value.
The Company's planned use of proceeds...

7. Please ensure that the formatting for your planned use of proceeds, as well as other tables and charts in the 1-A, is readable. Please revise so that the planned use of proceeds table clearly shows the total proceeds from the offering that you are using to allocate your expenses. Please also explain how you calculated the sourcing fee of $2,310 which you have paid to the Manager, and how this is consistent with your disclosure explaining how you calculate the sourcing fee.
Plan of Distribution

8. To better understand the role of the VinVesto platform, please revise to provide a detailed explanation of the process, starting from initial issuance of shares to recording of trades in the distributed ledger and book-entry ledgers, including the clearance and settlement process. In doing so, please describe the role of each participant in the process, including, but not limited to, you, the Manager, the officers of the Manager, and North Capital
         Investment Technology. Please also file your agreement with North Capital Investment
         Technology as an exhibit. We also note that your filing states that "a copy of the form of
         Subscription Agreement is attached as Exhibit 4.1"; however there is no subscription agreement included in your filing. Please advise.

General

9. We note your response to our prior comment 17 and we reissue it in part. Now that you have revised your offering price to a range of $45 to $55, please advise on this statement that appears on your manager's website, "[w]e are removing barriers to fine wine investing, with shares in our collections starting as low as $25." Nicholas King
VV Markets LLC
November 23, 2020
Page 4
10. We note your response to our prior comment 22. Since you are relying on Rule 255, please revise your posts on Facebook and Twitter and any other test the waters materials to comply with Rule 255(b) Regulation A. To the extent these materials were used prior to the initial filing of your Form 1-A, please file such materials as exhibits.
11.   Consider using page numbers in your Offering Statement.
       You may contact Scott Stringer at 202-551-3272 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Erin Jaskot at 202-551-3442 with any other questions.



                                                          Sincerely,
FirstName LastNameNicholas King
                                                          Division of
Corporation Finance
Comapany NameVV Markets LLC
                                                          Office of Trade &
Services
November 23, 2020 Page 4
cc:       Christopher E. Gatewood
FirstName LastName